UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 8, 2015

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2015
EDAP TMS S.A.

/s/ ERIC SOYER
ERIC SOYER
CHIEF FINANCIAL OFFICER

May 27, 2015
Dear EDAP Shareholders,

In 2014, EDAP recorded a 11% total revenue growth driven by a 70% increase in our HIFU revenues. The solid performance of our HIFU business reflected the growing recognition of our HIFU technology worldwide and particularly the early adoption of our Focal One device. We continued to experience growing interest in the focal approach of prostate cancer treatment which comes as a complement to our Ablatherm-HIFU. The recent clearance of our Focal One device by Health Canada was a major step forward in introducing focal HIFU technology in North America; this achievement was rewarded by the placement of our first Focal One sale with the Montreal Jewish General Hospital.

2014 was also a challenging year for EDAP with significant developments in the approval path of our Ablatherm HIFU device in the U.S. Following last July’s FDA Advisory Panel meeting and its negative outcome, we conveyed our deep frustration and disappointment. However, since then, we have had a lot of discussions with the FDA about our PMA file and the way moving forward in the review process. In November 2014, we received a letter from the FDA indicating that the file was not approvable in its current form. However, while we focused our efforts on amending our PMA to include FDA specific guidance in support of Ablatherm-HIFU approval, the FDA recently recommended that we seek clearance of Ablatherm HIFU via a direct De Novo petition on the basis of a prostatic tissue ablation tool claim. Consequently, we filed and submitted a De Novo petition for our Ablatherm-HIFU in April 2015.

Bringing Ablatherm to market in the U.S. remains one of the most important objectives for our Company and we are pleased that our ongoing discussions with the FDA resulted in the De Novo path. This is encouraging as it may accelerate the regulatory pathway of our HIFU technology in view of our U.S. market development while bringing HIFU minimally invasive solution to U.S. prostate cancer patients.

In early 2015, in line with our strategy, we strengthened our lithotripsy business through a multi-national OEM partnership with Quanta System, a leader in the manufacture of medical lasers. Through this partnership, Quanta will manufacture customized urological stone lasers to be sold under the EDAP brand through our global distribution network. The addition of urological stone lasers is an excellent complement to our broad lithotripsy portfolio and enables us to offer a complete range of minimally invasive solutions for urinary tract stone indications.

Finally, as we advanced our HIFU technology in the prostate cancer arena, we have learned a great deal about HIFU and its potential in other cancer indications. In early 2015, we took a major step toward expanding HIFU’s reach beyond prostate cancer through our participation in the HECAM consortium, led by GE Healthcare. This multi-partner consortium aims at developing a novel HIFU treatment for liver cancer. EDAP will collaborate with its long-time academic partners at INSERM and other prominent cancer centers and, as such, will receive 2.4 million Euros in non-dilutive financing from Bpifrance over a 5-year period.

Finally, during 2014, in order to continue developing our U.S. operations and to expand our long-term growth strategy, we strengthened our balance sheet with a capital raise of $9.3 million through the private placement of 3 million common shares. We ended the year with a strong cash position of $14.7 million (€12.1 million).

***********************

In this context, we are pleased to convene our shareholders in a General Meeting on June 30, 2015 and would like to take this opportunity to request your support for the attached resolutions.

You will be requested to vote for resolutions submitted to (i) the Ordinary General Meeting of Shareholders and to the (ii) Extraordinary General Meeting of Shareholders.

Resolutions submitted to the Ordinary General Meeting (Resolutions 1 to 4) include approval of the Company’s 2014 fiscal year accounts, related corporate activity approvals. We invite you to read the Company’s Form 20-F Report relating to the 2014 fiscal year available on the Company’s website www.edap-tms.com, Investor Relations section.

Resolutions submitted to the Extraordinary General Meeting (Resolutions 5 to 11), in accordance with French and international standards and in the interest of the Company, would allow us to renew the validity of some resolutions already approved and would provide the Company with the necessary legal frame to address US strategic moves and strengthen its long-term growth.

As always, the use of these delegations, if at all, will be done in light of the ultimate interest of the Company and its Shareholders.

We would like to thank our shareholders and investors for your continued support, commitment and confidence you have demonstrated in EDAP’s long-term success.

Sincerely,

S/Philippe Chauveau
Philippe Chauveau
Chairman of the Board
EDAP TMS S.A.

This letter may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others the uncertainties of the U.S. FDA approval process, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

Non-binding, unofficial English translation for information purposes only. Only the original version in French has legal force.

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                               EDAP EDAP TMS
A corporation with a share capital of 3,294,161.26 euros
Registered office : 4, rue du Dauphiné - Parc d’activité la Poudrette Lamartine
69120 Vaulx-en-Velin (France)
Lyon Trade and Companies Register Number 316 488 204

Report of the Board of Directors to the Ordinary and Extraordinary Shareholders’ Meeting of June 30, 2015

Ladies and Gentlemen,

We have called this Ordinary and Extraordinary Shareholders’ Meeting to vote on the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.
Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2014; reading of the Board of Directors' special report pursuant to Article L. 225-184, paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's report relating to the annual accounts for the fiscal year ended December 31, 2014; reading of the Statutory Auditor’s report relating to the consolidated financial statements (US GAAP); approval of the statutory accounts and of the consolidated financial statements (US GAAP) for the fiscal year ended December 31, 2014; granting of a release to the members of the Board of Directors for their management;

2.	Allocation of the loss for the fiscal year ended December 31, 2014;

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L. 225-38 of the French Commercial Code; approval of the agreements as mentioned in the report;

4.	Determination of attendance fees to be allocated to the Board of Directors, in euros or US dollars.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

5.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital;

6.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

7.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

8.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

9.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

10.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

11.
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan.

A-	DECISIONS RELATING TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

Management report on the Company’s activity for the fiscal year ended December 31, 2014:

We invite you to read the Board of Directors’ management report available pursuant to French laws and regulations and the Company’s 2014 Annual Report on the 2014 consolidated accounts, which is available on the Company’s website www.edap-tms.com, in the “Investor Relations” section.

With respect to the Company’s activities since the beginning of the current fiscal year, we also invite you to read the Board of Directors’ management report which also provides information relating to significant events that occurred since January 1, 2015 and future prospects (resolutions 1 to 4).

B-	DECISIONS RELATING TO THE EXTRAORDINARY SHAREHOLDERS’
MEETING

Prior to examining the various resolutions submitted to your approval, please find below a summary of the reasons that have led us to call the Extraordinary Shareholders’ Meeting.

On June 30, 2014, we convened you to submit to you certain resolutions allowing us to seize financing opportunities in order to strengthen the Company’s financial structure and its potential development. We hereby wish to renew and extend the validity of some of these delegations granted to the Board of Directors as some of these delegations will terminate in November 2015.

In accordance with French and international standards and in the interest of the Company, in the view of its development, it seems appropriate to us to renew various financial delegations to your Board of Directors (resolutions 6 to 9) granted to the Board of Directors to implement share capital increases, immediately or in the future, with or without preferential subscription rights, with the same objective of responding to opportunities which may arise and thus allow the Company to strengthen its equity capital.

In addition, in line with the Company’s profit-sharing policy in favor of its employees and in accordance with French law, we submit two delegations of authority to be granted to your Board of Directors so that it may carry out a share capital increase to the benefit of, on the one hand, directors, officers and individuals who have an employment contract with the Company, and, on the other hand, participants in the Company’s employee savings plan (resolutions 10 and 11).

The maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations we propose you to grant to your Board of Directors would be set at 1,300,000 euros, i.e., a maximum number of shares of 10,000,000 with a nominal value of 0.13 euros each (resolution 5).

This amount would be an aggregate maximum which would be the same for all resolutions providing for share capital increases. To this amount must be added, if need be, the additional amount of the shares or securities to be further issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital.

Through the delegations that are hereby submitted to your approval, the Board of Directors would have all powers to implement these delegations, in accordance with applicable law and the Company’s by-laws, in order, without limiting the generality hereof, to set the dates, the amounts, the terms and conditions of any issuance, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium.

Please also note that the delegations granted pursuant to resolutions 6, 7, 8 and 9 will replace the previously granted delegations having the same purpose.

In the event that the Board of Directors uses the delegations of authority granted to it pursuant to these resolutions, it shall report to the next Ordinary Shareholders’ Meeting on the use made by it of such delegations, in accordance with applicable laws and regulations.

For each of the delegations submitted to your approval, the reports established by the Company’s statutory auditor will be read to you.

We propose to hereinafter review each of the resolutions submitted to your approval in the Extraordinary Shareholders’ Meeting:

B-1 Financial delegations to be granted to the board of directors

Resolution 5 sets the maximum aggregate nominal amount of the share capital increases that may be carried out and the debt securities that may be issued pursuant to the delegations submitted to your vote at 1,300,000 euros, i.e., a maximum of 10,000,000 shares to be issued with a nominal value of 0.13 euro each.

The Board of Directors asks you to approve or renew the resolutions mentioned below, using the legal mechanism of delegation of authority, and to delegate your authority to it in order to:

-
increase the share capital by issuance of shares or any securities giving access to the share capital of the Company or giving a right to allocation of debt securities, with preservation of the Company’s shareholders' preferential subscription rights (resolution 6)

-
increase the share capital by issuance of shares or any securities giving access to the share capital of the Company or giving a right to debt securities, with cancellation of the Company’s shareholders' preferential subscription rights, by means of a public offering (resolution 7)

-
increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of one or several categories of persons who meet certain specified characteristics, being specified that the issuance price will be at least equivalent to the volume weighted average price of the three trading days on the Nasdaq preceding the pricing date, to which there may be applied a maximum 30% discount (resolution 8).

This resolution 8 reserves subscription of such shares to the new or existing investors who meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros as at the date of subscription (issuance premium included):

A.
(i)
institutional investors or individuals that are qualified institutional buyers or accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions or insurance companies, etc.) ; and

(ii)	specialized or skilled in the health care or biotechnologies sectors or specialized in investing in companies with high growth potential; and
(iii)
which are prepared to make an investment decision in respect of the Company solely based on available public information, provided, however, that each prospective investor will be required to enter into a confidentiality agreement regarding the proposed investment prior to any disclosure to it of the name of the Company; or

B.
any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above as part of such agent’s or underwriter’s compensation for their services.

-
increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of practitioners using the Company’s technologies who meet certain specified characteristics, or commercial partners, or patients who have benefited from treatments using technologies developed by the Company, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros, being specified that the issuance price will be at least equivalent to the volume weighted average price of the three trading days on the Nasdaq preceding the pricing date, to which there may be applied a maximum 30% discount (resolution 9).

B-2 DELEGATION TO BE GRANTED IN THE SCOPE OF THE PROFIT-SHARING PLAN IN FAVOR OF THE COMPANY’S EMPLOYEES

The Board of Directors asks you to approve the resolutions mentioned below and to delegate your authority to it in order to:

-
increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of : (i) directors and officers of the Company in office at the date of issuance of the shares or other securities, and (ii) individuals who have an employment contract with the Company at the date of issuance of the shares or other securities, it being indicated that the issuance price will be set by the Board of Directors by reference to either:

-	the price of the latest transaction on the Company’s share capital carried out during the six months prior to the issuance, with a premium or discount of 10% respectively compared to such price, or

-
in the event no transaction on the Company’s share capital has occurred during the six months prior to the issuance, a price at least equivalent to the volume weighted average price of the three trading days on the Nasdaq preceding the pricing date, to which there may be applied a maximum 30% discount.

In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the Nasdaq (resolution 10).

-
increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights, within a limit of 42,549 euros by issuance of ordinary shares of the Company, directly or through an employee mutual fund, reserved to participants in the Company’s employee savings plan as permitted under articles L. 3332-1 et seq. of the French Labor code which would be open to the Company’s employees and affiliated entities, as defined by article L. 225-180 of the French Commercial code (resolution 11).

This last proposal (eleventh) is submitted to you pursuant to the provisions of article L. 225-129-6 of the French Commercial code. Your Board of Directors reminds you that, taking into account the Company’s structure, this proposal does not fall within the Company’s profit-sharing policy and thus we recommend that you do not vote in favor of this resolution 11 submitted for your approval.

In this context, we ask you to vote on the aforementioned resolutions submitted to you by your Board of Directors.

The Board of Directors

This document and the draft resolutions that it refers to and will be submitted for your approval are not an offer to purchase, or a solicitation of an offer to buy shares or any other securities of the Company.

This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP - TMS
A corporation with a share capital of 3,294,161.26 euros
Registered office: Parc d’activité La Poudrette Lamartine
4, rue du Dauphiné - 69120 Vaulx-en-Velin, France
Lyon Registry of Commerce 316 488 204

DRAFT RESOLUTIONS TO BE SUBMITTED TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON JUNE 30, 2015

Shareholders are invited to attend the Ordinary and Extraordinary Shareholders’ Meeting of EDAP-TMS S.A. (the “Company”) on June 30, 2015, at 10.30 am., at the Company’s offices, 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France. The shareholders will deliberate on the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS’ MEETING:

1.
Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2014; reading of the Board of Directors' special report pursuant to Article L. 225-184, paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's report relating to the annual accounts for the fiscal year ended December 31, 2014; reading of the Statutory Auditor’s report relating to the consolidated financial statements, established in accordance with US GAAP; approval of the statutory accounts and of the consolidated financial statements (US GAAP) for the fiscal year ended December 31, 2014; granting of a release to the members of the Board of Directors for their management;

2.	Allocation of the loss for the fiscal year ended December 31, 2014;

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report;

4.	Determination of attendance fees to be allocated to the Board of Directors, in euros or US dollars.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

5.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital;

6.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

7.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

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8.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

9.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

10.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

11.
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan.

* * *

RESOLUTIONS SUBMITTED TO THE ORDINARY ANNUAL SHAREHOLDERS’ MEETING:

FIRST RESOLUTION (Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2014; reading of the Board of Directors' special report pursuant to Article L. 225-184 paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's report relating to the annual accounts for the fiscal year ended December 31, 2014; reading of the Statutory Auditor’s reports relating to the consolidated financial statements (US GAAP); approval of the statutory accounts and of the consolidated financial statements (US GAAP) for the fiscal year ended December 31, 2014; granting of a release to the members of the Board of Directors for their management)

The Shareholders’ Meeting, acting in accordance with the quorum and majority criteria required for Ordinary Shareholders’ Meetings, and after having been read:

-	the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2014,
-	the Board of Directors' special report on stock-options pursuant to Article L. 225-184 paragraph 1 of the French Commercial Code,
-	the Statutory Auditor's report relating to the annual accounts relating to the fiscal year ended December 31, 2014,
-
the Statutory Auditor’s report relating to the consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (US GAAP) applying to companies listed on the Nasdaq.

Approves the annual accounts, i.e., the balance sheet, income statement and the related note as of and for the period ended December 31, 2014 as they have been presented, together with the transactions transcribed in the aforesaid financial statements and summarized in such reports.

Approves the consolidated financial statements relating to the fiscal year ended December 31, 2014 established in accordance with US GAAP as applied to companies listed on the Nasdaq market, as they have been presented in the 20-F Report filed with SEC on April 2, 2015, together with the transactions transcribed in the aforesaid financial statements and summarized in such report.

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The Shareholders’ Meeting therefore grants a release to all members of the Board of Directors for their management during the fiscal year 2014.

SECOND RESOLUTION (Allocation of the loss for the fiscal year ended December 31, 2014)

The Shareholders’ Meeting, in accordance with the quorum and majority criteria required for Ordinary Shareholders’ Meetings, acknowledges that the Company has recorded a net loss (not consolidated) of € 1,989,593 during fiscal year ended December 31, 2014 taking into account:

▪	a depreciation allowance amounting to €9,454,
▪	a provision allowance amounting to €1,192,909.

The Shareholders’ Meeting, after reading the Board of Directors report, decides to clear the loss amounting to € 1,989,593 by allocating the entire € 1,989,593 amount to the cumulated losses account.

Pursuant to Article 243 bis of the French Tax Code, the Shareholders’ Meeting takes note that no dividend has been paid during the last three fiscal years.

The Shareholders’ Meeting, pursuant to the Board of Directors' report, in accordance with article 223 quarter of the French Tax Code, takes note that no expenses, nor charges concerned by article 39-4 of this Code, nor theoretical tax amount, will be recorded by the Company.

THIRD RESOLUTION (Reading and approval of the special report of the Statutory Auditor on the agreements referred to in Article L. 225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report)

After hearing the Statutory Auditor's special report relating to the agreements referred to in article L.225-38 of the French Commercial Code (related party transactions), the Shareholders’ Meeting approves the terms of the report and the agreements mentioned therein.

FOURTH RESOLUTION (Determination of attendance fees to be allocated to the Board of Directors)

The Shareholders’ Meeting, in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, pursuant to the Board of Directors’ proposal,

Decides to set the maximum aggregate annual attendance fees to be allocated to the Board of Directors at (i) a total amount of €108,000 for the fiscal year ended December 31, 2014, and (ii) a total amount of €108,000 for the forthcoming fiscal years until a new decision from an ordinary shareholders’ meeting.

Decides that Directors may opt, at their own risks and expenses, for a payment of their fees in US dollars. Payment will then be made net of conversion expenses and with no guaranty from the Company of the euro/dollar conversion rate.

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RESOLUTIONS SUBMITTED TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

FIFTH RESOLUTION (Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary shareholders’ meetings,

having considered the report of the Board of Directors,

decides that:

(i)
the maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations in the sixth to eleventh resolutions, is set at 1,300,000 euros (one million three hundred thousand euros) i.e., a maximum number of shares of 10,000,000 with a nominal value of 0.13 euro each, to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital,

(ii)
the maximum aggregate nominal amount of debt securities which may be issued pursuant to the delegations granted in the sixth to eleventh resolutions is set at 1,300,000 euros (one million three hundred thousand euros) or the equivalent of this amount in euros on the issuance date, provided that:

-	this maximum aggregate nominal amount may be increased by any reimbursement premium exceeding par value, and
-
this maximum aggregate nominal amount does not apply to debt securities which issuance would be decided or authorized by the Board of Directors pursuant to Article L. 228-40 of the French Commercial Code.

This delegation terminates as of today, the prior delegation having the same purpose granted to the Board of Directors by the Extraordinary Shareholders’ Meeting on June 30, 2014 with respect to the unused portion of such delegation.

SIXTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary shareholders’ meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129-2, L. 225-134, L. 228-92 and L. 228-93 of the French Commercial code,

1.   delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance, in France or abroad, of ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

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2.   decides that the aggregate maximum nominal amount of the capital increases which may be carried out, immediately or in the future, pursuant to this resolution is set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital,

3.   decides that this amount shall be applied against the aggregate maximum provided for in the fifth resolution above,

4.   decides to set the maximum nominal amount of debt securities which may be issued pursuant to this delegation at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription), to be applied against the aggregate maximum provided for in the fifth resolution above,

5.   decides that the shareholders may exercise, in accordance with the law and regulations in force, their preferential subscription rights to the ordinary shares and the securities issued pursuant to the present delegation,

6.   decides that the Board of Directors may grant shareholders the right to subscribe to securities in excess of those they may subscribe to as of right (droit de souscription à titre réductible), which shall be exercised in proportion to their rights and within the limits of their requests,

7.   decides that if the subscriptions as of right (souscription à titre irréductible), or as the case may be, excess subscriptions (souscription à titre réductible) have not absorbed the entire issuance of shares or of securities or debt securities, the Board of Directors may choose, in the order that seems relevant to it, one or several of the options below:

-
limit the issuance to the amount of the subscriptions received, provided that such subscription is equivalent to at least three-fourths of the initial amount of the relevant issuance as decided by the Board of Directors,

-	distribute freely all or some of the unsubscribed shares, which have not been subscribed as of right, or as the case may be, excess subscriptions,
-	offer to the public all or part of the unsubscribed securities,

8.   specifies that transactions contemplated by this delegation may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

9.   decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including a retroactive date, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

10.   decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,

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-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.   acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next Shareholders’ Meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12.   acknowledges that this authorization, subject to the approval of this resolution, terminates the prior authorization having the same purpose granted to the Board of Directors by the Extraordinary Shareholders’ Meeting on June 30, 2014, with respect to the unused portion of such delegation.

13.   decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting.

SEVENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital of the Company or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary shareholders’ meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-136 and L. 228-91 et seq. of the French Commercial code,

1.   delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, by means of a public offering with cancellation of preferential subscription rights, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.   decides the issuances which may be carried out pursuant to this delegation may be realized through a public offering, being specified that the Company may proceed by way of the filing of a registration statement with the Securities and Exchange Commission in the United States,

3.   decides that the maximum nominal amount of the capital increased which may be carried out, immediately or in the future, pursuant to this resolution, is set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, which amount shall be applied against the aggregate maximum provided for in the fifth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

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4.   decides to set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, which amount shall be applied against the aggregate maximum provided for in the fifth resolution,

5.   decides to cancel the shareholders' preferential subscription rights to the shares and/or any securities and/or any debt securities to be issued, in accordance with applicable law,

6.   decides that the price of shares or securities issued pursuant to this delegation shall be determined by the Board of Directors as such price would result from the mechanism of supply and demand as per the so-called book-building method developed by professional customs (specifying, however, that if the shares of the Company are admitted for trading on a regulated market when this delegation is used, the price shall be set in accordance with the provisions of article L. 225-136-1° of French Commercial code). In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s American Depositary Shares (“ADSs”) on the Nasdaq,

7.   acknowledges and decides that this delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them, in favor of holders of securities to be issued by the Board of Directors,

8.   specifies that transactions contemplated in this resolution may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

9.   decides that the Board of Directors shall have all powers to implement this delegation, in accordance with law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

10.   decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the expenses of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.   acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next Shareholders’ Meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12.   acknowledges that this authorization, subject to the approval of this resolution, terminates the prior authorization having the same purpose granted to the Board of Directors by the Extraordinary Shareholders’ Meeting on June 30, 2014, with respect to the unused portion of such delegation.

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13.   decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting.

EIGHTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics)

In line with the Company's development and growth strategy, the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary shareholders’ meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial code,

1.   delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.   decides that the issuance of preferred shares is expressly excluded from this delegation,

3.   decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the Shareholders’ Meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its counter-value in foreign currencies as at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital; this amount shall be applied against the aggregate maximum provided for in the fifth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.   decides that the maximum nominal amount of debt securities that may be issued pursuant to the current delegation is set at 1,300,000 euros (or its counter-value in foreign currencies at the date of subscription), this amount shall be applied against the aggregate maximum amount provided for in the fifth resolution above,

5.   decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution to the new or existing investors which meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros or its counter-value in foreign currencies as at the date of subscription (issuance premium included):

A.

(i)
institutional investors or individuals who are qualified institutional buyers or accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and

(ii)	specialized or skilled in the health care or biotechnologies sectors or specialized in investing in companies with high growth potential; and

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(iii)
which are prepared to make an investment decision in respect of the Company solely based on available public information, provided, however, that each prospective investor will be required to enter into a confidentiality agreement regarding the proposed investment prior to any disclosure to it of the name of the Company; or

B.
any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above, as part of such agent’s or underwriter’s compensation for their services.

6.   specifies that, pursuant to article L. 225-132 of the French Commercial code, this delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.   decides that the issuance price (or the amount of the compensation which is due to the Company for each share to be issued, in the case of issuance of securities giving access to the Company’s share capital), will be at least equivalent to the volume weighted average price of the three trading days on the Nasdaq preceding the pricing date, to which there may be applied a maximum 30% discount, taking into account the date from which the shares entitle their holders to dividends. The issuance price of securities giving right to the Company’s capital issued pursuant to the present delegation shall be such that the sum immediately received by the Company, increased by the sum potentially paid upon exercise or conversion of such securities, will be, for each share issued, at least equal to the amount mentioned above.

8.   decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

-
determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,

-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for each of the aforementioned categories and the number of shares to be allocated to each of them,
-
allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-	carry out formalities following each capital increase and subsequent modification of the by-laws,
-
more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.   decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having the same purpose granted to the Board of Directors by the Extraordinary Shareholders’ Meeting on June 30, 2014 with respect to the unused portion of such delegation.

10.   acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next Shareholders’ Meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

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NINTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics)

In line with the Company's development and growth strategy, the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary shareholders’ meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial code,

1.   delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.   decides that the issuance of preferred shares is expressly excluded from this delegation,

3.   decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the Shareholders’ Meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its counter-value in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the fifth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.   decides that the maximum nominal amount of debt securities that may be issued pursuant to the current delegation is set at 1,300,000 euros (or its counter-value in foreign currencies at the date of subscription), this amount shall be applied against the aggregate maximum amount provided for in the fifth resolution above,

5.   decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following new or existing investors, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros or its counter-value in foreign currencies as at the date of subscription (issuance premium included):

(i)
practitioners who have used the Company’s technologies over the course of the last 24 months preceding the issuance of the securities, subject to compliance with the applicable laws and professional ethics; and/or

(ii)	commercial partners of the Company who have entered into a business agreement with the Company over the last 24 months preceding the issuance of the securities; and/or

(iii)	patients who have benefited from treatments using technologies developed by the Company over the last ten years,

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6.   specifies that, pursuant to article L. 225-132 of the French Commercial code, this delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.   decides that the issuance price (or the amount of the compensation which is due to the Company for each share to be issued, in the case of issuance of securities giving access to the Company’s share capital), will be at least equivalent to the volume weighted average price of the three trading days on the Nasdaq preceding the pricing date, to which there may be applied a maximum 30% discount, taking into account the date from which the shares entitle their holders to dividends. The issuance price of securities giving right to the Company’s capital issued pursuant to the present delegation shall be such that the sum immediately received by the Company, increased by the sum potentially paid upon exercise or conversion of such securities, will be, for each share issued, at least equal to the amount mentioned above.

8.   decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-
determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,

-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-
allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-	carry out formalities following each capital increase and subsequent modification of the by-laws,
-
more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.   decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and terminates the prior authorization having a similar purpose granted to the Board of Directors by the Extraordinary Shareholders’ Meeting on June 30, 2014 with respect to the unused portion of such delegation.

10.   acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next Shareholders’ Meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

TENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following category of persons: directors and officers of the Company in office at the issuance date of the shares or other securities, and individuals who have an employment contract with the Company at the issuance date of the shares or other securities)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary shareholders’ meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

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pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial code,

1.   delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company, (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors, and which subscription might be made either in cash or by set off.

2.   decides that the issuance of preferred shares is expressly excluded from this delegation,

3.   decides that the maximum nominal amount of the capital increases which can be carried out, immediately or in the future, pursuant to the authority delegated by the Shareholders’ Meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its counter-value in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the fifth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.   decides to cancel the shareholders' preferential subscription rights to the shares and securities which will be issued and to reserve subscription of shares and securities subject to this resolution in favor of the following category of persons: (i) directors and officers of the Company in office at the date of issuance of the shares or other securities, and (ii) individuals who have an employment contract with the Company at the date of issuance of the shares or other securities.

5.   specifies that, pursuant to article L. 225-132 of the French Commercial code, this delegation shall automatically result in the waiver by the shareholders, in favor of holders of securities to be issued by the Board of Directors, of their preferential subscription rights to the shares to which the issued securities entitle them,

6.   decides that the issuance price will be set by the Board of Directors by reference either (i) to the price of the latest transaction on the Company’s share capital carried out during the six months prior to the issuance, with a premium or discount of 10% respectively more or less compared to such price or (ii), in the event no transaction on the Company’s share capital has occurred during the six months prior to the issuance, to a price at least equivalent to the volume weighted average price of the three trading days on the Nasdaq preceding the pricing date, to which there may be applied a maximum 30% discount, taking into account the date from which the shares entitle their holders to dividends. The issuance price of securities giving right to the Company’s capital issued pursuant to the present delegation shall be such that the sum immediately received by the Company, increased by the sum potentially paid upon exercise or conversion of such securities, will be, for each share issued, at least equal to the amount mentioned above. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the Nasdaq,

7.   decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

-
determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,

-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,

12/14

-	set the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of the beneficiaries for each aforementioned categories and the number of shares to be allocated to each of them,
-
allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-	carry out formalities following each capital increase and subsequent modification of the by-laws,
-
more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

8.   decides the present delegation is granted for a period of eighteen (18) months from the date of this meeting,

9.   acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

ELEVENTH RESOLUTION (Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary shareholders’ meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129-6 of the French Commercial code and articles L. 3332-18 et seq. of the French Labor code,

1.   delegates its authority to the Board of Directors to decide, pursuant to its own deliberations, one or several capital increases by issuance of ordinary shares of the Company, directly or through an employee mutual fund, reserved for participants in the Company’s employee savings plan as permitted under articles L. 3332-1 et seq. of the French Labor code which would be open to the Company’s employees and affiliated entities, as defined by article L. 225-180 of the French Commercial code, and who further meet, as the case may be, the conditions that may be set by the Board of Directors (hereinafter the “Group Employees”)

2.   decides therefore to cancel the shareholders’ preferential subscription rights under article L. 225-132 of the French Commercial code for the ordinary shares which would be issued hereto and to reserve subscription of such ordinary shares to the Group Employees,

3.   decides that this authorization is granted for a period of eighteen (18) months from the date of this meeting and replaces the prior authorization having the same purpose granted to the Board of Directors by the Extraordinary Shareholders’ Meeting on June 30, 2014.

4.   decides that the maximum nominal amount of the shares which may be issued pursuant to this resolution is set at 42,549 (forty two thousand five hundred forty nine) euros (or its counter-value in foreign currencies at the date of subscription), provided that these amounts do not take into account the nominal amount of additional shares to be issued, pursuant to applicable laws and regulations, and any contractual provisions providing for other adjustments in order to preserve the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital.

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5.   decides that this amount shall be applied against the aggregate maximum of 1,300,000 euros for share capital increase which may be carried out pursuant to the delegations granted to the delegations granted to the Board of Directors, as provided in the fifth resolution above,

6.   decides that the issuance price per share will be set by the Board of Directors in accordance with article L. 3332-20 of the French Labor code.

* * *

This document is not an offer to purchase, or a solicitation of an offer to buy shares or any other securities of the Company.

The Shareholders’ Meeting grants all powers to the holder of an original, a copy or an extract of these meeting minutes in order to carry out all required or necessary filing publicity and other formalities.

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EDAP TMS S.A.

IMPORTANT ANNUAL MEETING INFORMATION

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Annual Meeting Proxy Card
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A	Proposals — The Board recommends a vote in favor of all resolutions except resolution #11.
ORDINARY SHAREHOLDERS’ MEETING:				EXTRAORDINARY SHAREHOLDERS’ MEETING:								+
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1.	[ ]	[ ]	[ ]	5.	[ ]	[ ]	[ ]	10.	[ ]	[ ]	[ ]
2.	[ ]	[ ]	[ ]	6.	[ ]	[ ]	[ ]	11.	[ ]	[ ]	[ ]
3.	[ ]	[ ]	[ ]	7.	[ ]	[ ]	[ ]
4.	[ ]	[ ]	[ ]	8.	[ ]	[ ]	[ ]
				9.	[ ]	[ ]	[ ]

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1 U P X	+

AGENDA OF THE ORDINARY SHAREHOLDERS’ MEETING:	AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

1.    Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2014; reading of the Board of Directors' special report pursuant to Article L. 225-184, paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's report relating to the annual accounts for the fiscal year ended December 31, 2014; reading of the Statutory Auditor’s report relating to the consolidated financial statements, established in accordance with US GAAP; approval of the statutory accounts and of the consolidated financial statements (US GAAP) for the fiscal year ended December 31, 2014; granting of a release to the members of the Board of Directors for their management;

2.    Allocation of the loss for the fiscal year ended December 31, 2014;

3.    Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the report;

4.    Determination of attendance fees to be allocated to the Board of Directors, in euros or US dollars.

5.    Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital;

6.    Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

7.    Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

8.    Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

9.    Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

10.   Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

11.   Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings plan.

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — EDAP TMS S.A.

Instructions to the BANK OF NEW YORK MELLON, as Depositary
Must be received prior to 5:00 PM (New York City Time) on June 24, 2015

The undersigned Holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the Deposited EDAP TMS S.A. Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 21, 2015 at the Ordinary and Extraordinary General Meeting of EDAP TMS S.A. to be held in France, on June 30, 2015 at 10:30 am in respect of the resolutions specified in the enclosed Notice of Meeting.

NOTES:

Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. If no Voting Instruction Card is received by the Depositary from an Owner with respect to any of the Shares represented by American Depositary Shares on or before the Receipt Date, or if the Voting Instruction Card is improperly completed or blank, or if the voting instructions included in the Voting Instruction Card are illegible or unclear, such Owner shall be deemed to have instructed the Depositary to vote such Shares and the Depositary shall vote such Shares in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

(Continued and to be marked, dated and signed, on the other side)